Thursday 10 April 2008

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TESCO PLC

CAROLYN MCCALL RESIGNS AS NON-EXECUTIVE DIRECTOR

Tesco today announced the resignation of Non-executive Director, Carolyn McCall.

Ms McCall, who is Chief Executive of the Guardian Media Group, told Tesco that she has decided to stand down because of a conflict of interest that has arisen following the libel case being brought by Tesco against Guardian News and Media Ltd.

Accepting the resignation, Tesco Chairman, David Reid said: "It is with regret that I accept Carolyn's resignation from the Board. She has been a very good Non-executive Director at Tesco and has made a strong contribution to the success of the business."

Carolyn has served on the Tesco Board since March 2005.

ENDS

For further information please call the Tesco Press Office on 01992 644645. Out of hours the duty press officer can be contacted by calling 01992 644733 (select option 2 on voicemail).

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